FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX ANNOUNCES COMPLETION OF $40 MILLION FINANCING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX ANNOUNCES COMPLETION OF $40 MILLION FINANCING

Vancouver, May 4, 2000 - Micrologix Biotech Inc. announces the completion of its $40 million special warrant financing which closed on March 20, 2000. The Company obtained receipts for a final prospectus filed in Alberta, British Columbia, Manitoba, Ontario, Quebec and Saskatchewan.

The proceeds from the financing will be used principally to fund later stage clinical development of MBI 226, Micrologix's lead drug product for the prevention of central venous catheter-related bloodstream infections. Micrologix plans to initiate Phase III clinical trials of MBI 226 in Q3 2000. The proceeds will also be used to fund Phase II clinical trials of MBI 594AN for the treatment of acne and MBI 853NL for the prevention of Staphylococcus aureus (S. aureus) hospital-acquired infections, both of which are currently in Phase I trials in the US with Phase II trials anticipated to commence in H2 2000.

The final prospectus qualifies 4,000,000 common shares to be issued on May 11, 2000 upon the automatic exercise of the special warrants issued on March 20, 2000, after which there will be 35,536,517 common shares outstanding.

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix has been granted fast track designation by the US Food and Drug Administration for MBI 226, an antimicrobial drug product for the prevention of central venous catheter-related bloodstream infections. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.